Exhibit 99.1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

Notice is hereby given that the Annual General and Special Meeting (the “Meeting”) of the shareholders of Exeter Resource Corporation (the “Company”) will be held on Wednesday, June 18, 2014 at 1660 – 999 West Hastings Street, Vancouver, British Columbia, Canada, at the hour of 1:00 p.m. (local time in Vancouver) at for the following purposes:

1.	To receive the annual financial statements of the Company for its financial year ended December 31, 2013 and the auditor’s report thereon;

2.	To determine the number of directors at five;

3.	To elect directors for the ensuing year;

4.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as the Company’s auditor for the ensuing financial year and to authorize the directors to set the auditor’s remuneration; and

5.

To consider and, if thought fit, to pass, with or without variation, an ordinary resolution to approve the Advance Notice Policy of the Company dated April 29, 2014 and an alteration to the Company’s Articles to include provisions requiring advance notice of Director nominees from Shareholders, as more specifically described in the Accompanying Information Circular dated May 14, 2014.

Accompanying this Notice of Meeting are: (1) an Information Circular, which provides additional information relating to the matters to be dealt with at the Meeting; (2) a form of proxy or voting instruction form (“VIF”) (including a financial statement request form for use by shareholders who wish to receive the Company’s future annual and/or interim financial statements and related management’s discussion and analysis); (3) a return envelope for use by the shareholders to send in their proxy or VIF; and (4) the annual financial statements and related management’s discussion and analysis.

Shareholders who cannot attend the Meeting in person may vote by proxy if a registered shareholder or provide voting instructions if a non-registered shareholder. If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1 by 1:00 p.m. (Pacific time) on Monday, June 16, 2014 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

If you are a non-registered shareholder and a non-objecting beneficial owner, and receive a VIF from Computershare, please complete and return the form in accordance with the instructions. If you do not complete and return the form in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

If you are a non-registered shareholder and an objecting beneficial owner and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

DATED at Vancouver, British Columbia, this 14th day of May, 2014.

BY ORDER OF THE BOARD

“Yale R. Simpson”
Yale R. Simpson
Co-Chairman

INFORMATION CIRCULAR

for the

ANNUAL GENERAL &

SPECIAL MEETING

of

EXETER RESOURCE CORPORATION

to be held on

June 18, 2014

INFORMATION CIRCULAR

EXETER RESOURCE CORPORATION

Suite 1660, 999 West Hastings Street

Vancouver, British Columbia

Canada V6C 2W2

Website: http://www.exeterresource.com

(all information as at May 14, 2014 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Exeter Resource Corporation (the “Company”) for use at the Annual General & Special Meeting of the Company’s shareholders (the “Meeting”) to be held on June 18, 2014 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company at nominal cost.

All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY. A Proxy will not be valid unless it is completed, dated, signed and delivered to Computershare Investor Services Inc. (“Computershare”), of 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment or postponement thereof.

NON-REGISTERED HOLDERS

Only registered shareholders (“Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the common shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only Registered Shareholders (or duly appointed proxyholders) may complete a Proxy or vote at the Meeting in person. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder’s name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository

Services Inc., which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients.

This Information Circular and accompanying materials are being sent to both Registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents and use this NOBO list for distribution of proxy-related materials directly to NOBOs.

The Company is taking advantage of those provisions of NI 54-101 that permit the Company to deliver proxy-related materials directly to the Company’s NOBOs who have not waived the right to receive them (and is not sending proxy-related materials using notice-and-access). As a result, NOBOs can expect to receive a Voting Instruction Form (“VIF”) together with the Notice of Meeting, this Information Circular and related documents from the Company’s transfer agent Computershare. These VIFs are to be completed and returned in accordance with the instructions provided. NOBOs should carefully follow the instructions provided, including those regarding when and where to return the completed VIFs.

Should a NOBO wish to attend and vote at the Meeting in person, the NOBO must insert the NOBO’s name (or such other person as the NOBO wishes to attend and vote on the NOBO’s behalf) in the blank space provided for that purpose on the VIF and return the completed VIF in line with the instructions provided, or the NOBO must submit to the Company any other document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder. In such circumstances, with respect to proxies held by management in respect of securities owned by the NOBO so requesting, the Company must arrange, without expense to the NOBO, to appoint the NOBO or a nominee of the NOBO as a proxyholder in respect of those securities. Under NI 54-101, if the Company appoints a NOBO or a nominee of the NOBO as a proxyholder as aforesaid, the NOBO or nominee of the NOBO, as applicable, must be given the authority to attend, vote and otherwise act for and on behalf of management in respect of all matters that may come before the Meeting and any adjournment or continuance thereof, unless corporate law does not permit the giving of that authority. Pursuant to NI 54-101, if the Company appoints a NOBO or its nominee as proxyholder as aforesaid the Company must deposit the proxy within the timeframe specified above for the deposit of proxies if the Company obtains the instructions at least one (1) business day before the termination of that time. If a NOBO or a nominee of the NOBO is approved as a proxyholder pursuant to such request, the appointed proxyholder will need to attend the Meeting in person in order for their votes to be counted.

In accordance with the requirements of NI 54-101, we have distributed copies of the Notice of Meeting, this Information Circular and related documents (collectively, the “Meeting Materials”) to the clearing agencies and intermediaries for onward distribution to OBOs. Intermediaries are required to forward the Meeting Materials to OBOs unless in the case of certain proxy-related materials the OBO has waived the right to receive them. Very often, intermediaries will use service companies such as Broadridge to forward the Meeting Materials to OBOs. Together with the Meeting Materials, intermediaries or their service companies should provide OBOs with a “request for voting instruction form” which, when properly completed and signed by such OBO and returned to the intermediary or its service company, will constitute voting instructions which the intermediary must follow. The purpose of this procedure is to permit OBOs to direct the voting of the common shares that they beneficially own. The Company does not intend to pay for an intermediary to deliver to the Meeting Materials to OBOs and OBOs will not receive the Meeting Materials and voting instruction form unless their intermediary assumes the costs of delivery. OBOs should carefully follow the instructions of their intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

Should an OBO wish to vote at the Meeting in person, the OBO must insert the OBO’s name (or such other person as the OBO wishes to attend and vote on the OBO’s behalf) in the blank space provided for that purpose on the request for voting instruction form and return the completed request for voting instruction form to the intermediary or its service provider or the OBO must submit, to their intermediary, any other document in writing that requests that the OBO or a nominee of the OBO be appointed as proxyholder. In such circumstances an intermediary who is the registered holder of, or holds a proxy in respect of, securities owned by an OBO is required under NI 54-101 to arrange, without expense to the OBO, to appoint the OBO or a nominee of the OBO as a proxyholder in respect of those securities. Under NI 54-101, if an intermediary appoints an OBO or the nominee of the OBO as a proxyholder as aforesaid, the OBO or nominee of the OBO, as applicable, must be given the authority to attend, vote and otherwise act for and on behalf of the intermediary, in respect of all matters that may come before the Meeting and any adjournment or continuance thereof, unless corporate law does not permit the giving of that authority. Pursuant to NI 54-101 an intermediary who appoints an OBO or its nominee as proxyholder as aforesaid is required under NI 54-101 to deposit the proxy within the timeframe specified above for the deposit of proxies if the intermediary obtains the instructions at least one (1) business day before the termination of that time. If the OBO or a nominee of the OBO is appointed a proxyholder pursuant to such request, the appointed proxyholder will need to attend the Meeting in person in order for their votes to be counted.

These securityholder materials are being sent to both registered owners and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

All references to shareholders in this Information Circular, the accompanying Proxy and Notice of Meeting of shareholders are to Registered Shareholders of record unless specifically stated otherwise.

REVOCATION OF PROXIES

A Proxy given by a Registered Shareholder at the Meeting may be revoked in any manner permitted by law. A Registered Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 2900 - 550 Burrard Street, Vancouver, British Columbia Canada V6C 0A3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or in any other manner provided by law. Only Registered Shareholders have the right to revoke a Proxy. Beneficial Shareholders who wish to change their vote must, sufficiently in advance of the Meeting or any adjournment or postponement thereof, arrange for their respective intermediaries to change their vote and if necessary arrange for their respective intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified, or where both choices have been specified by the shareholder, such shares will, on a poll, be voted in favour in accordance with the notes to the Proxy.

If a Non-Registered Holder’s Intermediary is a member of the NYSE MKT (“MKT”), that member Intermediary may vote the Non-Registered Holder’s Proxy at its discretion when it has: i) sent the proxy materials to the Non-Registered Holder at least fifteen days prior to the Meeting, and ii) not received voting instructions from the Non-Registered Holder at least ten days prior to the Meeting.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. If any amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed Proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the “Board”) has fixed the record date of the Meeting at the close of business on May 14, 2014 (the “Record Date”). Shareholders of the Company of record as of that date are entitled to receive notice of the Meeting and to vote at the Meeting or any adjournments or postponements thereof.

As at the Record Date, the Company had issued and outstanding 88,407,753 fully paid and non-assessable common shares without par value, each share carrying the right to one vote. Only shareholders of record at the close of business on the Record Date who either personally attend the Meeting or who have completed and delivered a Proxy in the manner specified, and subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each common share registered in that shareholder’s name on the list of shareholders as at the Record Date, which is available for inspection during normal business hours at Computershare and will be available at the Meeting.

To the best of the knowledge of the directors and executive officers of the Company, there are no persons who, or corporations which, beneficially own, or control or direct, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company.

CURRENCY

Unless otherwise specified, all dollar amounts presented in this Information Circular are in Canadian currency.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular, “executive officer” of the Company means an individual who at any time during the year was the Chair, or a Co-Chair or President of the Company; any Vice-President in charge of a principal business unit, division or function including sales, finance or production; and any individual who performed a policy-making function in respect of the Company.

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a)	a chief executive officer (“CEO”);

(b)	a chief financial officer (“CFO”);

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

any individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

As at December 31, 2013, the end of the most recently completed financial year of the Company, the Company had five Named Executive Officers, whose names and positions held within the Company are set out in the summary compensation table below.

Compensation Discussion and Analysis

The Company does not have a formal compensation program. However, the Compensation Committee of the Board meets to discuss and determine the recommendations that it will make to the Board regarding management compensation, without reference to formal objectives, criteria or analysis. The general objectives of the Company’s compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; (c) provide a compensation package that is commensurate with other junior mineral exploration companies to enable the Company to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that it is a junior mineral exploration company without a history of earnings.

The Compensation Committee is composed of Robert G. Reynolds, John C. Simmons and Julian Bavin, all of whom are independent directors, applying the definition set out in section 1.4 of National Instrument 52- 110 – Audit Committees (“NI 52-110”).

The Compensation Committee considers and evaluates executive compensation levels on an annual basis and where appropriate considers amongst other evidence, available information for “peer group” companies, which are principally comprised of “junior mineral exploration” companies, to ensure that the Company’s executive compensation levels are within the range of comparable norms. In selecting peer group companies, the Compensation Committee primarily looks for public companies that are comparable in terms of business and size. During 2013 the Compensation Committee reviewed executive compensation levels and determined that no changes were necessary, except for the CFO whose remuneration was increased and the former CEO whose remuneration was decreased to relect his new role as Co-Chairman. In May 2014 the Compensation Committee reviewed the executive consulting agreements in place which were set to expire on August 31, 2014, and agreed to renew them for a further two years under the same terms and conditions.

Currently, the principal components of the Company’s executive compensation packages are base remuneration, long-term incentive in the form of stock options, and a discretionary annual incentive cash bonus. The Company targets base remuneration, bonuses, and option based awards towards an upper level relative to peer companies for similarly experienced executives performing similar duties. Generally, awards are made within this range, although compensation is awarded above or below in cases of exceptional or poor corporate and/or individual performance or other individual factors relating to a Named Executive Officer. The Company benchmarks against upper compensation levels to attract and retain executives, and provide an incentive for executives to strive for better than average performance to earn better than average compensation and helps the Company to manage the overall cost of management compensation.

While the Compensation Committee believes that it is important to use benchmarking data to assist it in determining appropriate ranges for executive compensation, it also considers other factors when awarding executive compensation, such as the overall financial strength of the Company, its exploration successes and equity financing success.

Base remuneration is used to provide the Named Executive Officers a set amount of money during the year with the expectation that each Named Executive Officer will perform his responsibilities to the best of his ability and in the best interests of the Company.

The granting of incentive stock options provides a link between management compensation and the Company’s share price. It also rewards management for achieving results that improve Company performance and thereby increase shareholder value. Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter. In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, consideration is given to: the number and terms of outstanding incentive stock options held by the Named Executive Officer; current and expected future performance of the Named Executive Officer; the potential dilution to shareholders and the cost to the Company; general industry standards and the limits imposed by the terms of the Company’s stock option plan, as amended (the “Option Plan”) and the Toronto Stock Exchange (the “TSX”). The Company considers the granting of incentive stock options to be a particularly important element of compensation as it allows the Company to reward each Named Executive Officer’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury. The terms and conditions of the Company’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Option Plan, which are described under “Incentive Plan Awards” below.

Finally, the Compensation Committee will consider whether it is appropriate and in the best interests of the Company to award a discretionary cash bonus to the Named Executive Officers and if so, in what amount. A cash bonus may be awarded to reward extraordinary performance that has led to increased value for shareholders through strategic corporate transactions, property acquisitions or divestitures, the formation of new strategic or joint venture relationships and/or capital raising efforts. Demonstrations of extraordinary personal commitment to the Company’s interests, the community and the industry may also be rewarded through a cash bonus.

The Compensation Committee considers the implications and risks of the Company’s compensation policies and practices as a factor in assisting the Board in approving and monitoring guidelines and practices regarding the compensation and benefits of officers. In particular, the committee considers the impact on NEOs and other senior executives to ensure that they do not take undue risks. The Compensation Committee has not identified any risks in the Company’s existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company.

The Company does not have a formal policy prohibiting a NEO or director from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation and held, directly or indirectly, by the NEO or director.

Performance Graph

The Company graduated from the TSX Venture Exchange (TSX-V) to the TSX on October 27, 2009. The following graph compares the cumulative total shareholder return for $100 invested in common shares of the Company from January 1, 2009 to December 31, 2013 against the cumulative total shareholder return of the S&P/TSX for the same period, assuming the reinvestment of all dividends.

Cumulative Value of $100 Investment from January 1, 2009 to December 31, 2013

	Jan. 1, 2009	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2013
Exeter Resource Corporation	$100	$310.04	$259.41	$111.72	$51.05	$24.27
S&P/TSX	$100	$130.69	$149.571	$133.02	$138.34	$151.56

The graph above, which compares “Total Common Shareholders’ Return” against the S&P / TSX over the last five years, reflects that, except for 2009 and 2010, the Company has not performed better than the S&P / TSX over the last five years. The Company’s performance in 2011 and 2012 has been negatively impacted by declining commodity prices which has had a similar impact on many junior resource stocks. Total cash compensation (salary and annual incentive plan) decreased for all NEOs annually since 2010, except the CFO whose remuneration increased in 2013 and the new CEO engaged in 2013. The annual decrease follows the performance of the market price of the Company’s common shares and the S&P / TSX. No cash bonuses were paid in 2012 or 2013, primarily due to challenging financial conditions in the mining industry. The increase in total compensation for all NEOs during the 2012 year compared to 2011 is as a result of the value that is attributed to option based awards granted using the Black-Scholes option pricing model, these values do not represent actual amounts received by the NEOs as the gain, if any, will depend on the market value of the shares on the date that the option is exercised.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for the three most recently completed financial years. For the information concerning compensation related to Named Executive Officers of previous years, please refer to the Company’s previous Management Proxy Circulars available at www.sedar.com.

Name and Principal Position	Year	Salary ($)			Share- based awards ($)	Option- based awards ($)(1)		Non-equity incentive plan compensation				Pension value ($)(3)	All other compensation ($)	Total compensation ($)
								Annual incentive plan(2)			Long- term incentive plan(2)
Bryce G. Roxburgh, Co-Chairman(5)	2013 2012 2011	$ $ $	280,000 360,000 360,000	(7) (8) (8)	Nil Nil Nil	$ $ $	339,900 1,358,175 606,740	$	Nil Nil 125,000	(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$ $ $	619,900 1,718,175 1,091,740

Yale R. Simpson, Co-Chairman	2013 2012 2011	$ $ $	120,000 160,000 175,000	(9) (9) (9)	Nil Nil Nil	$ $ $	203,940 981,939 407,053	$	Nil Nil 75,000	(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$ $ $	323,940 1,141,939 657,050

Wendell M. Zerb, Chief Financial Officer(6)	2013 2012 2011		$350,000 Nil Nil		Nil Nil Nil		$1,115,400 Nil Nil		Nil Nil Nil		Nil Nil Nil	Nil Nil Nil	Nil Nil Nil		$1,465,400 Nil Nil

Cecil R. Bond, President & Chief Executive Officer	2013 2012 2011	$ $ $	250,000 200,000 200,000	(10) (11) (11)	Nil Nil Nil	$ $ $	203,940 886,658 460,815	$	Nil Nil 100,000	(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$ $ $	453,940 1,086,658 760,815

S. R. Jeremy Perkins, VP Development & Operations	2013 2012 2011	$ $ $	212,389 288,508 260,981	(12) (12) (12)	Nil Nil Nil	$ $	Nil 541,640 Nil	$	Nil Nil 50,000	(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$ $ $	212,389 830,148 310,981

(1)

The Company used the Black-Scholes option pricing model for determining the fair value of stock options issued at grant date. These values do not represent actual amounts received by the NEOs as the gain, if any, will depend on the market value of the shares on the date that the option is exercised.

(2)

The Company does not currently have a formal annual incentive plan or long term incentive plan for any of its executive officers, including its Named Executive Officers, but may award discretionary bonus payments from time to time.

(3)	The Company does not have any pension, retirement or deferred compensation plans, including defined contribution plans.
(4)	Discretionary bonus paid for continuing and past service.
(5)	Mr. Roxburgh transitioned from the role of President and Chief Executive Officer to the role of Co-Chairman, a position shared with Mr. Simpson, on February 28, 2013.
(6)	Mr. Zerb was appointed President and Chief Executive Officer on February 28, 2013.
(7)

The Company paid a fee of $30,000 per month for the first six months and $16,667 per month for the last six months of the financial year ended December 31, 2013 to Rowen Company Limited (“Rowen”), a company controlled by Mr. Roxburgh.

(8)	The Company paid a fee of $30,000 per month during the financial years ended December 31, 2012, and 2011 to Rowen.
(9)	The Company paid a fee of $14,583 per month for the financial years ended December 31, 2013, 2012 and 2011 to Canaust Resource Consultants Ltd. (“Canaust”). Canaust is controlled by Mr. Simpson.
(10)	The Company paid a fee of $20,833 per month for the financial year ended December 31, 2013 to 667060 B.C. Ltd. (“667060”), a company controlled by Mr. Bond.

(11)	The Company paid a fee of $16,667 per month for the financial years ended December 31, 2012 and 2011 to 667060.
(12)	Fees paid by the Company, based upon time charged, are paid to J Perkins & Associates Pty Ltd. (“JPA”), a company controlled by Mr. Perkins.

The Company entered into consulting agreements dated as of September 1, 2010 with Bryce Roxburgh (“Roxburgh”), Cecil Bond (“Bond”) and Yale Simpson (“Simpson”) and the companies through which their services are provided.

Pursuant to the consulting agreement between the Company, Rowen of Hong Kong and Roxburgh, Rowen provides the services of Roxburgh to the Company, and provides for Roxburgh to serve as a director of the Company if elected and to hold office at the pleasure of the Board. Roxburgh is a beneficiary of Rowen. The Company pays Rowen a monthly consulting fee of $16,667 for Roxburgh’s services. The agreement dated September 1, 2010 had an initial term of two years which was automatically extended for a further two years expiring on August 31, 2014. In May 2014, the Compensation Committee reviewed the agreement and has approved the renewal of the consulting agreement with Rowen for a further two years expiring August 31, 2016, under the same terms and conditions. See “Termination and Change of Control Benefits” below.

Pursuant to the consulting agreement between the Company, 667060 of British Columbia and Bond, 667060 provides the services of Bond to the Company, and provides for Bond to serve as CFO of the Company at the pleasure of the Board. 667060 is controlled by Bond. The Company pays 667060 a monthly consulting fee of $20,833 for Bond’s services. The agreement dated September 1, 2010 had an initial term of two years which was automatically extended for a further two years expiring on August 31, 2014. In May 2014, the Compensation Committee reviewed the agreement and has approved the renewal of the consulting agreement with 667060 for a further two years expiring August 31, 2016, under the same terms and conditions. See “Termination and Change of Control Benefits” below.

Pursuant to the consulting agreement between the Company, Canaust of British Columbia and Simpson, Canaust provides the services of Simpson to the Company, and provides for Simpson to serve as a director of the Company as elected and to hold the office of Chairman at the pleasure of the Board. Canaust is controlled by Simpson. The Company pays Canaust a monthly consulting fee of $14,583 for Simpson’s services. The agreement dated September 1, 2010 had an initial term of two years which was automatically extended for a further two years expiring on August 31, 2014. In May 2014, the Compensation Committee reviewed the agreement and has approved the renewal of the consulting agreement with Canaust for a further two years expiring August 31, 2016, under the same terms and conditions. See “Termination and Change of Control Benefits” below.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards - NEOs

The following table is a summary of all option-based awards and share-based awards to the Named Executive Officers that were outstanding at the end of the most recently completed financial year.

	Option based Awards					Share based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)		Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of shares- based awards that have not vested	Market or payout value of shares-based awards not paid out or distributed ($)
Bryce G. Roxburgh	750,000 500,000	$ $	1.31 1.20	Nov. 16, 2017 Mar. 11, 2018	Nil	Nil	Nil	Nil

Yale R. Simpson	385,000 300,000	$ $	1.31 1.20	Nov 16, 2017 Mar. 11, 2018	Nil	Nil	Nil	Nil

Wendell M. Zerb	1,500,000		$1.22	Jan. 10, 2018	Nil	Nil	Nil	Nil

Cecil R. Bond	585,000 300,000	$ $	1.31 1.20	Nov. 16, 2017 Mar. 11, 2018	Nil	Nil	Nil	Nil

S. R. Jeremy Perkins	250,000		$1.31	Nov. 16, 2017	Nil	Nil	Nil	Nil

(13)

In-the-money options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. This amount is calculated as the difference between the market value of the securities underlying the options on December 31, 2013, being the last trading day of the Company’s shares for the financial year, and the exercise price of the option. The closing market price of the Company’s shares as at December 31, 2013 was $0.53. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the market value of the underlying securities on the date of exercise.

Incentive Plan Awards – Value Vested or Earning During The Year - NEOs

The following table is a summary of the value of awards vested or earned during the most recently completed financial year for the Named Executive Officers.

Name	Option-based awards – Value vested during the year ($)(1)(2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Bryce G. Roxburgh	Nil	Nil	Nil
Yale R. Simpson	Nil	Nil	Nil
Wendell M. Zerb	Nil	Nil	Nil
Cecil R. Bond	Nil	Nil	Nil
S. R. Jeremy Perkins	Nil	Nil	Nil

(1)

Value vested during the year is calculated by subtracting the market price of the Company’s common shares on the date the option vested (being the closing price of the Company’s shares on the TSX on the last trading day prior to the vesting date) from the exercise price of the option.

(2)

No options vested during the year, options vested immediately or the market price of the Company’s common shares on the date the option vested was equal to or lower than the exercise price of the option.

Stock Option Plan

The Company has adopted an incentive stock option plan (the “Option Plan”), the essential elements of which are as follows: On May 31, 2013, shareholders approved an amended Option Plan reducing the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Option Plan, such that options granted under the Option Plan may not exceed 10% of the issued and outstanding shares of the Company at the time of the option grant. No additional options may be granted until the number of options falls below the Option Plan limit. As at December 31, 2013, the maximum number of options issuable under the Option Plan was 8,840,775. The Option Plan provides for a limit on insider participation such that the shares reserved for issuance to insiders does not exceed 10% of the issued and outstanding shares of the Company. Options granted under the Option Plan may have a maximum term of ten years, but options granted to date have had a life of 5 years. Unless subsequently amended, the exercise price of options granted under the Option Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date. Options granted under the Option Plan may be subject to vesting at times as determined by the directors of the Company and the TSX.

Termination and Change of Control Benefits

The Company has entered into consulting agreements with each of Rowen and Bryce Roxburgh; 667060 and Cecil Bond and Canaust and Yale Simpson as well as an employment agreement with Wendell Zerb. Pursuant to the terms of the consulting agreements, where termination notice is given by the Company, other than for certain specified reasons, the Company will pay Rowen, 667060 or Canaust, as applicable, a lump sum equal to 24 times the monthly consulting fee under the agreement plus an amount equivalent to the highest annual bonus paid in the immediately preceding two years. Pursuant to the employment agreement, where termination notice is given by the Company, other than for certain specified reasons, the Company will pay Wendell Zerb, a lump sum equal to 24 times the monthly salary under the agreement plus, if termination notice is given after the first year of the agreement, an amount equivalent to the highest annual bonus paid in the immediately preceding two years. If no such annual bonus has been paid then the deemed annual bonus will be fifty percent of the annual fee paid to the consultant or employee. Where termination notice is delivered by either party within the 90-day period following a Change of Control (as defined below), the

Company will pay Rowen, 667060 or Canaust, as applicable, a lump sum equal to 30 times the monthly consulting fee under the agreement, plus 2 times the annual bonus or deemed annual bonus. The Company will pay Wendell Zerb a lump sum equal to 24 times the monthly consulting fee under the agreement, plus 2 times the annual bonus or deemed annual bonus.

“Change Of Control” is defined as:

(i)	the sale, transfer or disposition of the Company’s assets in complete liquidation or dissolution of the Company; or

(ii)

the Company amalgamates, merges or enters into a plan of arrangement with another company at arm’s length to the Company and its affiliates, other than an amalgamation, merger or plan of arrangement that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power of the surviving or resulting entity outstanding immediately after such amalgamation, merger or plan of arrangement; or

(iii)

any Person or combination of Persons at arm’s length to the Company and its affiliates acquires or becomes the beneficial owner of, directly or indirectly, more than 20% of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect, and such person or combination of persons exercise(s) the voting power attached to such securities in a manner that causes the Incumbent Directors to cease to constitute a majority of the Board; or

(iv)

any Person or combination of Persons at arm’s length to the Company and its affiliates acquires or becomes the beneficial owner of, directly or indirectly, more than 50% of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect; or

(v)

the removal, by extraordinary resolution to the shareholders of the Company, of more than 51% of the then Incumbent Directors of the Company, or the election of a majority of directors to the Board who were not nominees of the Incumbent Board at the time immediately preceding such election.

“Incumbent Director” means any member of the Board who was a member of the Board prior to the occurrence of the transaction, transactions or elections giving rise to a Change of Control and any successor to an Incumbent Director who was recommended or elected or appointed to succeed an Incumbent Director by the affirmative vote of a majority of the Incumbent Directors then on the Board.

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency or entity however designated or constituted.

Had a notice of termination been given on December 31, 2013 in the circumstances described above, other than a Change of Control, Rowen would have been entitled to an immediate payment of approximately $500,000; 667060 would have been entitled to an immediate payment of approximately $625,000; Canaust would have been entitled to an immediate payment of approximately $437,500 and Wendell Zerb would have been entitled to an immediate payment of approximately $700,000.

Had a Change of Control occurred on December 31, 2013, and if such notice of termination was given under each of the consulting and employment agreements, Rowen would have been entitled to an immediate payment of approximately $700,000; 667060 would have been entitled to an immediate payment of approximately $875,000; Canaust would have been entitled to an immediate payment of approximately $612,500 and Wendell Zerb would have been entitled to an immediate payment of approximately $1,050,000.

Director Compensation

Effective January 1, 2012, non-executive directors received fees totalling $50,000 per annum payable quarterly. The granting of incentive stock options provides a link between director compensation and the Company’s share price. Stock options are generally awarded to directors when they are first elected by the shareholders or appointed by the Board and periodically thereafter. In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, consideration is given to: the number and terms of outstanding incentive stock options held by the director; current and expected future contribution of the director; the potential dilution to shareholders and the cost to the Company; general industry standards; and the limits imposed by the terms of the Option Plan and the TSX. The Company considers the granting of incentive stock options to be a particularly important element of compensation as it allows the Company to reward each director’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury.

Director Compensation Table

The following table is a summary of all compensation provided to the directors of the Company for the most recently completed financial year.

Name(1)	Fees earned ($)	Share- based awards ($)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Robert G. Reynolds	$50,000	Nil	Nil	Nil	Nil	Nil	$50,000

Julian Bavin	$50,000	Nil	Nil	Nil	Nil	Nil	$50,000

John C. Simmons	$50,000	Nil	Nil	Nil	Nil	Nil	$50,000

Douglas W. Scheving(3)	$12,500	Nil	Nil	Nil	Nil	Nil	$12,500

(1)

For disclosure regarding compensation for any directors whom are also NEOs, please refer to the ‘Summary Compensation Table’ above. There was no compensation payable to these NEOs in their role as directors.

(2)

The Company used the Black-Scholes option pricing model for determining the fair value of stock options issued at grant date. These amounts do not represent actual amounts received by the directors, as any gain, if any, will depend on the market value of the shares on the date that the option is exercised.

(3)	Mr. Scheving ceased to be a director on February 27, 2013.

Outstanding Share-Based Awards and Option-Based Awards

The following table is a summary of all option-based awards to the directors of the Company that were outstanding at the end of the most recently completed financial year. There were no share-based awards outstanding at the end of the most recently completed financial year.

	Option based Awards				Share based Awards
Name(1)	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of shares- based awards that have not vested (#)	Market or payout value of shares- based awards not paid out or distributed ($)
Robert G. Reynolds	285,000	$1.31	Nov. 16, 2017	Nil	Nil	Nil	Nil
Julian Bavin	285,000	$1.31	Nov. 16, 2017	Nil	Nil	Nil	Nil
John C. Simmons	285,000	$1.31	Nov. 16, 2017	Nil	Nil	Nil	Nil
Douglas W. Scheving(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)

For disclosure regarding option-based awards outstanding at the end of the most recently completed financial year for any directors whom are also NEOs, please refer to the ‘Outstanding Share-Based Awards and Option-Based Awards - NEOs’ table above.

(2)

In-the-money options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. This amount is calculated as the difference between the market value of the securities underlying the options on December 31, 2013, being the last trading day of the Company’s shares for the financial year, and the exercise price of the option. The closing market price of the Company’s shares as at December 31, 2013 was $0.53. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the market value of the underlying securities on the date of exercise.

(3)	Mr. Scheving ceased to be a director on February 27, 2013.

Incentive Plan Awards – Value Vested or Earned During The Year

The following table is a summary of all value vested or earned during the most recently completed financial year for the directors of the Company.

Name(1)	Option-based awards – Value vested during the year(2)(3) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert G. Reynolds	Nil	Nil	Nil
Julian Bavin	Nil	Nil	Nil
John C. Simmons	Nil	Nil	Nil
Douglas W. Scheving(4)	Nil	Nil	Nil

(1)	For disclosure regarding incentive plan awards for any directors whom are also NEOs, please refer to the “Incentive Plan Awards – Value Vested or Earned During The Year - NEOs” table above.
(2)

Value vested during the year is calculated by subtracting the market price of the Company’s common shares on the date the option vested (being the closing price of the Company’s shares on the TSX on the last trading day prior to the vesting date) from the exercise price of the option.

(3)

No options vested during the year, options vested immediately or the market price of the Company’s common shares on the date the option vested was lower than or equal to the exercise price of the option.

(4)	Mr. Scheving ceased to be a director on February 27, 2013.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the Company’s last completed financial year, no current or former executive officer, director or employee of the Company or any of its subsidiaries, proposed nominee for election as a director of the Company or associate of any director or executive officer of the Company or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders*	8,923,000	$1.30	Nil
Equity compensation plans not approved by securityholders	N/A	N/A	N/A

Total	8,923,000	$1.30	Nil

*

On May 31, 2013, shareholders approved an amended plan reducing the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the plan, such that options granted under the plan may not exceed 10% of the issued and outstanding shares of the Company at the time of the option grant. No additional options may be granted until the number of options falls below the plan limit which, as at December 31, 2013, was 8,840,775.

INTEREST OF INFORMED PERSONS OR COMPANIES IN MATERIAL TRANSACTIONS

Other than as set out elsewhere in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, nor any shareholder beneficially owning, directly or indirectly, Common Shares of the Company, or exercising control or direction over Common Shares of the Company, or a combination of both, carrying more than 10% of the voting rights attached to the outstanding Common Shares of the Company nor an associate or affiliate of any of the foregoing persons has since January 1, 2013 (being the commencement of the Company’s last completed financial year) any material interest, direct or indirect, in any transactions or proposed transactions which materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

For a description of management contracts, please see “Statement of Executive Compensation – Summary Compensation Table” above.

Except as noted above, management functions of the Company and its subsidiaries are substantially performed by directors or executive officers of the Company or its subsidiaries and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, a “Person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution determining the number of directors of the Company of five (5) for the ensuing year.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia) (“Business Corporations Act”).

The Company has not, as of yet, adopted a majority voting policy such that procedures would be in place requiring the resignation of a director should the director receive more “withheld” votes than votes “for” at any uncontested meeting of Shareholders at which directors are elected. However, as part of its annual process of determining director nominees, the Board closely examines the support that directors receive from the Shareholders. In addition, the Board has noted that, based on the historical results of its annual election process, its nominees have consistently received an overwhelming majority of support from Shareholders. The Company continues to review and consider, among other things, its director election voting policy, evolving market practices on majority voting policies and best practices in corporate governance, and will make a determination with respect to the adoption of a majority voting policy at the appropriate time.

The following table sets out the names of the nominees for election as a director (a “proposed director”), the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Company, their present principal occupations and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, or controlled or directed, directly or indirectly, as at the date hereof.

Name, Position(s) with the Company(1) and Place of Residence(3)	Principal Occupation(2)(3)	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held(3)
Bryce G. Roxburgh Co-Chairman of the Board and Director Philippines	Co-Chairman of the Company since February 27, 2013; President and CEO of the Company from September 2003 to March 2013; Chairman of Rugby Mining Limited since January 2007.	March 20, 2003	4,009,450(7)

Yale R. Simpson Co-Chairman of the Board and Director B.C. Canada	Co-Chairman of the Company since February 27, 2013; Chairman of the Company from September 11, 2003 to February 27, 2013; President of Canaust Resource Consultants Ltd. since 1992; Director of Independence Gold Corp. since December 2011, Adamera Minerals since February 2013 and Rugby Mining Limited since January 2007.	June 10, 2003	1,709,350

Robert G. Reynolds(4)(5)(6) Director N.S.W., Australia

Chartered Accountant; Director of Rugby Mining Limited since January 24, 2007, Dacian Gold Limited since October 2012, Global Geoscience Limited since December 2007, Convergent Minerals Limited since December 2011 and Chesser Resources Limited since October 2012.

		June 12, 2007	Nil

John C. Simmons(4)(5)(6) Director B.C. Canada	Fellow of the Institute of Chartered Accountants in Australia. Partner with Simmons Johnson & Co. Chartered Accountants (now Nexia Court) from 1978 to 2012.	August 18, 2010	Nil

Julian Bavin(4)(5)(6) Director Santiago, Chile	Director of Pan Global Resources since June 2010 and CEO since December 2010; Director of Estrella Resources since March 2012 and Prism Resources since May 2012.	March 25, 2010	Nil

(1)	For the purposes of disclosing positions held in the Company, “Company” includes the Company and any parent or subsidiary thereof.
(2)	Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.
(3)

The information as to province or state and country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(4)	Member of the Company’s Audit Committee.
(5)	Member of the Company’s Compensation Committee
(6)	Member of the Company’s Nominating and Corporate Governance Committee.
(7)	2,600,000 of these shares are registered in the name of Rowen Company Limited. Mr. Roxburgh is a beneficiary of Rowen.

To the best knowledge of the Company, none of the proposed directors (or any of their personal holding companies) of the Company:

(a)

is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company, including the Company, that:

(i)

was subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days while that person was acting in the capacity as director, executive officer or chief financial officer; or

(ii)

was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation in each case for a period of 30 consecutive days, that was issued after the person ceased to be a director, chief executive officer or chief financial officer in the company and which resulted from an event that occurred while that person was acting in the capacity as director, executive officer or chief financial officer; or

(b)

is as at the date of this Information Circular or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company, including the Company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager as trustee appointed to hold the assets of that individual.

None of the proposed directors (or any of their personal holding companies) has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

AUDIT COMMITTEE DISCLOSURE

Under NI 52-110, companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor. This information is provided in the Company’s Annual Information Form dated March 13, 2014 (the “AIF”) with respect to the fiscal year ended December 31, 2013. The AIF is available for review by the public on the SEDAR website located at www.sedar.com “Company Profiles – Exeter Resource Corporation” and may also be obtained free of charge by sending a written request to the Company at the Company’s head office located at #1660-999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 – Disclosure of Corporate Governance Practices requires each reporting issuer to disclose its corporate governance practices on an annual basis. The Company’s approach to corporate governance is set forth below.

The common shares of the Company are also listed on the New York Stock Exchange MKT (“NYSE MKT”). A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is set forth below and is available on the Company’s website, www.exeterresource.com.

Board of Directors

NI 52-110 sets out the standard for director independence. Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Company.

Applying the definition set out in NI 52-110, a majority of the members of the Board are independent. The members who are independent are Robert G. Reynolds, John C. Simmons and Julian Bavin. Bryce G. Roxburgh and Yale R. Simpson are not independent by virtue of the fact that they are or have within the last three years been executive officers of the Company.

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Bryce G. Roxburgh	Rugby Mining Limited
Yale R. Simpson	Independence Gold Corp. Rugby Mining Limited Adamera Minerals Corp.
Robert G. Reynolds	Rugby Mining Limited Global Geoscience Limited Dacian Gold Limited Convergent Minerals Limited Chesser Resources Limited
John C. Simmons	None
Julian Bavin	Pan Global Resources Inc. Estrella Resources Limited Prism Resources

Mr. Yale Simpson and Mr. Bryce Roxburgh, Co-Chairmen of the Board are not independent however, the Board believes that it has strong, experienced independent directors. On occasions where it is considered advisable, the Company’s independent directors will hold meetings at which non-independent directors and members of management are not in attendance. Since the beginning of the Company’s most recently completed financial year, the independent directors held two meetings. The independent directors are able to exercise their responsibilities for independent oversight of management through their majority control of the Board and through the committees established by the Board which include the Audit Committee, the Compensation Committee and the Nomination and Corporate Governance Committee which are composed entirely of independent directors.

Position Description for the Chairman

The Board does not have a written position description for the Co-Chairmen, but considers the Co-Chairmen to be primarily responsible for carrying out all strategic plans and policies as established by the Board. The Co-Chairmen are executives and part of management and are the principal officers responsible for corporate communication as well as providing oversight to the functions of management and the Board.

The following table sets out the attendance of the directors at the eight Board meetings and three independent director meetings held since the beginning of the most recently completed financial year:

Director	Board Meetings	Independent Director Meeting	Total Meetings Held
Bryce G. Roxburgh	7/8	N/A	7/8
Yale R. Simpson	8/8	N/A	8/8
Robert G. Reynolds	8/8	3/3	11/11
Julian Bavin	8/8	3/3	11/11
John C. Simmons	7/8	2/3	9/11
Douglas W. Scheving	1*/1	N/A	1/1

*	Mr. Scheving resigned from the board prior to the remaining seven board meetings taking place.

Board Mandate

The Board does not have a written mandate. However, it is required to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board actively oversees the development, adoption and implementation of the Company’s strategies and plans. The Board’s responsibilities include:

•	to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the executive officers create a culture of integrity throughout the Company,

•	the Company’s strategic planning process,

•	the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage risk,

•	the Company’s succession planning, including appointing, training and monitoring senior management,

•	the Company’s major business development initiatives,

•	the integrity of the Company’s internal control and management information systems,

•	the Company’s policies for communicating with shareholders and others, and

•	the general review of the Company’s results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include:

•	approval of the annual capital budget and any material changes to the operating budget,

•	approval of the Company’s business plan,

•	acquisition of, or investments in new business,

•	changes in the nature of the Company’s business,

•	changes in senior management, and

•	all matters as required under the Business Corporations Act, applicable Canadian and U.S. securities laws and exchange rules and regulations.

Position Description for CEO

The Board does not have a written position description for the CEO, but considers the CEO to be primarily responsible for carrying out all strategic plans and policies as established by the Board. The CEO reports to the Board and advises and makes recommendations to the Board. The CEO facilitates communication between the Board and other members of management and employees, and between the Company and its shareholders.

Orientation and Continuing Education

Board turnover is relatively rare. As a result, the Board provides ad hoc orientation for new directors.

On occasions where it is considered advisable, the Board will provide directors with information regarding topics of general interest, such as fiduciary duties and continuous disclosure obligations. The Board also ensures that each director is up-to-date with current information regarding the business of the Company, the role the director is expected to fulfil and basic procedures and operations of the Board. Board members are also given access to management and other employees and advisors, who can answer any questions that may arise. Regular technical presentations are made to the Board members to keep them informed of the Company’s operations.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Company is committed to the highest standards of legal and ethical business conduct. This Code summarizes the legal, ethical and regulatory standards that the Company must follow and is a reminder to directors, officers and employees, of the seriousness of this commitment. Compliance with this Code and high standards of business conduct is mandatory for every director, officer and employee of the Company. The Code will help directors, officers and employees understand what is expected of them and to carry out their responsibilities.

The Code addresses such matters as confidentiality of corporate information, conflicts of interest and corporate opportunities, dealing with competitors, employees conducting business with the Company, the use of corporate assets, compliance with all rules and regulations applicable to the Company’s business, disclosure related matters, and reporting of violations. The Code is available at the Company’s web site, www.exeterresource.com, on the SEDAR website at www.sedar.com and the EDGAR website at www.sec.gov.

The Board ensures the Company has implemented adequate internal controls and management information systems which ensure the effective discharge of its responsibilities and monitoring with respect to the Code, specifically the whistle blower function.

In addition to the requirements of the Code, directors are required to comply with the relevant provisions of the Business Corporations Act, applicable Canadian and U.S. securities laws and exchange rules and regulations regarding conflicts of interest. If a director is in a conflict of interest or potential conflict of interest as a result of a proposed contract, that director may not participate in or be permitted to hear the discussion of the matter at any meeting of directors except to disclose material facts and respond to questions. The director will not be counted in determining the presence of a quorum for purposes of the vote and will not vote on any resolution to approve the proposed contract or be present in the meeting room when the vote is taken. Compliance with the Code is a matter of discussion at the meeting of independent directors and is also a part of the Audit Committee oversight.

Nomination of Directors

The Nominating and Corporate Governance Committee is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of the shareholders. Details regarding the Nominating and Corporate Governance Committee are set out below, see “Nominating and Corporate Governance Committee”.

Compensation

The Compensation Committee is responsible for reviewing and approving compensation and compensation programs applicable to the senior management of the Company, making recommendations to the Board with respect to the Company’s incentive compensation and equity based compensation and for recommending to the Board remuneration to be paid to directors. Details regarding the Compensation Committee are set out below, see “Compensation Committee”.

Board Committees

The Board has three committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The committees and their mandates and memberships are described below.

Audit Committee

The Audit Committee meets with the CEO and CFO of the Company and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board the independent registered public accounting firm to be appointed, subject to shareholder approval. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. As at the date hereof, the Audit Committee is composed of Robert G. Reynolds (Chairman), John C. Simmons and Julian Bavin, all of whom are “financially literate” and “independent” within the meaning of sections 1.4, 1.5 and 1.6 of NI 52-110, applicable U.S. securities laws and exchange rules and regulations.

The Board has not developed a written position description for the Chairman of the Audit Committee but considers the Chairman to be responsible for setting the tone for the committee work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the Audit Committee’s operations, reporting to the Board on the Audit Committee’s decisions and recommendations, setting the agenda and running and maintaining minutes of the meetings of the Audit Committee.

The Company’s AIF, which has been filed on SEDAR, contains additional disclosure regarding the Audit Committee. Please refer to the section of the AIF entitled “Audit Committee” and Appendix 1 to the AIF for further information.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is composed of Julian Bavin, Robert G. Reynolds and John Simmons, all of whom are independent directors. The Nominating and Corporate Governance Committee has no formal mandate; however, it oversees, monitors and reviews the quality and effectiveness of corporate governance best practices and disclosure policies. It reviews the composition of the Board members, on a periodic basis, makes recommendations regarding Board composition, analyzes the need for new nominees when vacancies arise and identifies and proposes new nominees who have the necessary competencies and characteristics to meet such needs.

When considering potential Board nominees, the Nominating and Corporate Governance Committee takes into account a number of factors, which may include the current composition of the Board, the ability of the individual candidate to contribute on an overall basis, the ability of the individual to contribute sufficient time and resources to the Board, the current and future needs of the Company, the skills and competencies the Board has, and the skills and competencies the Board should have, the individual’s direct experience with public companies in general and mining companies in particular as well as the individual’s skills and knowledge and the skills and knowledge of existing members of the Board.

The Board appointed Julian Bavin as chair for the Nominating and Corporate Governance Committee.

The Board has not developed a written position description for the Chairman of the Nominating and Corporate Governance Committee but considers the Chairman to be responsible for setting the tone for the committee work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the Nominating and Corporate Governance Committee’s operations, reporting to the Board on the Nominating and Corporate Governance Committee’s decisions and recommendations, setting the agenda and running and maintaining minutes of the meetings of the Nominating and Corporate Governance Committee.

Compensation Committee

The Compensation Committee is responsible for discussing and determining the recommendations that it will make to the Board regarding the CEO’s compensation, with reference to the general objectives of the Company’s compensation strategy. The Compensation Committee also makes recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans. The Compensation Committee reviews executive compensation disclosure before the Company publicly discloses the information. Compensation matters may also be reviewed and approved by the entire Board.

The Compensation Committee is composed of John C. Simmons (Chairman), Robert G. Reynolds and Julian Bavin, all of whom are independent.

The Board has not developed a written position description for the Chairman of the Compensation Committee but considers the Chairman to be responsible for setting the tone for the committee work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the Compensation Committee’s operations, reporting to the Board on the Compensation Committee’s decisions and recommendations, setting the agenda and running and maintaining the minutes of meeting of the Compensation Committee.

While the Compensation Committee has the authority to retain compensation consultants to advise the committee, no such consultants were retained since the beginning of the Company’s most recently completed financial year.

Assessment

The Company has not adopted a formal process for assessing the Board, its members and committees. Nevertheless, the entire Board does regularly assess the Board, its members and committees on an informal basis. The majority of the Board members serve as directors for other public companies and utilize that experience when assessing the Board, its members and committees.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the re-appointment of PricewaterhouseCoopers LLP as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on October 17, 2007.

PARTICULARS OF MATTERS TO BE ACTED UPON

Advance Notice Policy / Provision for Nominations of Directors

The Board has adopted, subject to ratification by Shareholders, an advance notice policy (the “Advance Notice Policy”) which it believes will: (i) facilitate orderly and efficient annual general meeting or, where the need arises, special meeting process; (ii) ensure that all Shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allow Shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The Board is now proposing that the Company’s Articles be altered to incorporate the provisions of the Advance Notice Policy (the “Article Amendment”). Any reference in this section to Article Amendment includes the Advance Notice Policy.

The purpose of the Article Amendment is to provide Shareholders, directors and management of the Company with a clear framework for nominating directors. The Article Amendment fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a Shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

The Board believes that the Article Amendment provides a clear and transparent process for all shareholders to follow if they intend to nominate directors. In that regard, the Article Amendment provides a reasonable time frame for shareholders to notify the Corporation of their intention to nominate directors and require shareholders to disclose information concerning the proposed nominees that is mandated by applicable securities laws. The Board will be able to evaluate the proposed nominees’ qualifications and suitability as directors and respond as appropriate in the best interests of the Corporation. The Article Amendment is also intended to facilitate an orderly and efficient meeting process.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The foregoing is only a summary of the principal provisions of the Article Amendment and is qualified by reference to the full text of the Article Amendment as set forth in Schedule “A” attached hereto. Shareholders are urged to review the Article Amendment in its entirety.

Vote Required and Recommendation of the Board

The Company is also seeking authorization from the Shareholders to alter its Articles to include the proposed Article Amendment. Under the Company’s Articles and the BCA, the alteration of the Articles requires the approval by way of a special resolution, the text of which is set forth below:

“RESOLVED, as a special resolution, THAT:

1.	The amendment to the Articles of the Company as set forth in Schedule “A” to this Information Circular, is hereby approved; and

2.

Any director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the common seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”

The Board has concluded that the Advance Notice Policy and the Article Amendment are in the best interests of the Company and its Shareholders. The Board recommends that Shareholders vote in favour of the proposed resolutions. The persons named in the Form of Proxy or VIF as Proxyholders intend to vote the Shares represented by proxies and VIFs in favour of the proposed resolutions.

ADDITIONAL INFORMATION

Additional information relating to the Company is on the SEDAR website at www.sedar.com and EDGAR website at www.sec.gov under “Exeter Resource Corporation”. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year. Shareholders may request copies of the Company’s financial statements and MD&A by contacting the Company’s CFO at the following address:

Exeter Resource Corporation

Suite 1660, 999 West Hastings Street

Vancouver, British Columbia, Canada V6C 2W2

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

NYSE MKT CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE MKT. Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain listing criteria, and to grant exemptions from listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to standards is as follows:

Shareholder Meeting Quorum Requirement: The minimum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on the NYSE MKT is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles. A quorum for a meeting of shareholders of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: The SEC requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth is Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval for Issuance of Shares: Section 713 of the Company Guide requires shareholder approval as a prerequisite to approval of applications to list additional shares when the additional shares will be issued in connection with a transaction involving the sale or issuance by a company of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock. However, the issuance of common stock in an amount in excess of 20% of the presently outstanding stock for less than book or market value, without shareholder approval, is not prohibited under the rules of the TSX and does not constitute a default under the TSX rules or any applicable laws in Canada. For past transactions, the Company has followed the rules of the TSX and TSX-V and applicable laws in Canada and in future transactions, the Company may seek similar exemptions from the requirements of section 713 of the NYSE MKT Company Guide.

The foregoing are consistent with the laws, customs and practices in Canada.

SCHEDULE “A”

ARTICLE AMENDMENT RESOLUTION

27.	ADVANCE NOTICE PROVISIONS

27.1	Nomination of Directors

1. Nominations of persons for election to the Board may be made at any Annual General Meeting of shareholders or at any Special Meeting of shareholders. In order to be eligible for election to the Board at any Annual General Meeting or Special Meeting of shareholders, persons must be nominated in accordance with one of the following procedures:

(a) by or at the direction of the Board, including pursuant to a notice of meeting;

(b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

(c) by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Article 27.1 and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Article 27.1.

2. In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must give notice which is both timely (in accordance with paragraph (3) below) and in proper written form (in accordance with paragraph (4) below) to the Corporate Secretary of the Company at the head office of the Company.

3. A Nominating Shareholder’s notice to the Corporate Secretary of the Company will be deemed to be timely if:

(a) in the case of an Annual General Meeting of shareholders, such notice is made not less than 30 nor more than 65 days prior to the date of the Annual General Meeting of Shareholders; provided, however, that in the event that the Annual General Meeting of Shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the Annual General Meeting is made, notice by the Nominating Shareholder is made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b) in the case of a Special Meeting (which is not also an Annual General Meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes), such notice is made not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the Special Meeting of Shareholders was made.

The time periods for the giving of notice by a Nominating Shareholder as aforesaid shall, in all cases, be determined based on the original date of the applicable Annual General Meeting or Special Meeting, and in no event shall any adjournment or postponement of an Annual General Meeting or Special Meeting or the announcement thereof commence a new time period for the giving of such notice.

4. A Nominating Shareholder’s notice to the Corporate Secretary of the Company will be deemed to be in proper form if:

(a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director, such notice sets forth: (A) the name, age, business address and residential address of the person; (B) the present principal occupation, business or employment of the person within the preceding five years, as well as the name and principal business of any company in which such employment is carried on; (C) the citizenship of such person; (D) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (E) confirmation that the person meets the qualification of directors set out in the Act; and (F) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(b) as to the Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

5. The Company may require any proposed nominee for election as a Director to furnish such additional information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

6. No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Article 27.1; provided, however, that nothing in this Article 27.1 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at an Annual General Meeting or Special Meeting of any matter that is properly brought before such meeting pursuant to the provisions of the Act or at the discretion of the Chairman of the meeting. The Chairman of the meeting shall have the power and duty to determine whether any nomination for election of a director was made in accordance with the procedures set forth in this Article 27.1 and, if any proposed nomination is not in compliance with such procedures, to declare such nomination defective and that it be disregarded.

7. For purposes of this Article 27:

(a) “Act” means the Business Corporations Act (British Columbia), as amended;

(b) “Annual General Meeting” means any annual general meeting of Shareholders;

(c) “Applicable Securities Laws” means the applicable securities legislation of each province in Canada in which the Company is a reporting issuer, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada;

(d) “Board” means the board of directors of the Company as constituted from time to time;

(e) “Common Shares” means common shares in the capital of the Company;

(f) “Public Announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com;

(g) “Shareholder” means a holder of Commons Shares; and

(h) “Special Meeting” means any special meeting of Shareholders if one of the purposes for which such meeting is called is the election of directors.

8. Notwithstanding any other provision of this Article 27.1, notice given to the Corporate Secretary of the Company pursuant to this Article 27.1 may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Corporate Secretary of the Company for purposes of this Article 27.1), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary at the address of the head office of the Company, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

9. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Article 27.

27.2	Application

1. Article 27.1 does not apply to the Company if and for so long as the Company is not a public company.

2. Any director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or make or cause to be delivered or made all such filings and documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.